August 20, 1999





Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Compass Bancshares, Inc. and, under the date of January 19, 1999, we reported on the consolidated financial statements of Compass Bancshares, Inc. and subsidiaries as of and for the years ended December 31, 1998 and 1997. On August 16, 1999, our appointment as principal accountants was terminated. We have read Compass Bancshares, Inc.'s statements included under Item 4 of its Form 8-K dated August 16, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Compass Bancshares, Inc.'s statement that the change was recommended by the audit committee of the board of directors and approved by the board of directors.

                              Very truly yours,

                              /s/  KPMG Peat Marwick LLP